30 November, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir/Madam

Re: Billabong International Limited – Information Furnished Pursuant to Exchange Act Rule 12g3-2(b)(1)(i) – File No. 82-34921



Billabong
International
Limited
ABN 17 084 923 946

1 Billabong Place
Burleigh Heads QLD 4220
Australia

PO Box 283
Burleigh Heads QLD 4220
Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654
www.billabongcorporate.com

On behalf of Billabong International Limited, an Australian corporation (the "Company"), and furnished pursuant to Rule 12g3-2(b)(1) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), enclosed please find copies of certain information that the Company has either recently (i) made public pursuant to the laws of Australia, the country of its domicile, (ii) filed with the Australian Stock Exchange ("ASX") and which was made public by the ASX, and (iii) distributed to its security holders. Such information is described on the list attached to this letter, which list also sets forth when and by whom such information was required to be made public, filed with the exchange or distributed to security holders.

Please stamp the enclosed copy of this letter and return to us in the enclosed self-addressed postage paid envelope.

If you have any questions or require further information, please call the undersigned on +61 7 5589 9805.

Yours faithfully
BILLABONG INTERNATIONAL LIMITED

Craig White
Company Secretary

dw 12/21

BILLABONG INTERNATIONAL LIMITED (BBG)

Document / Information Submitted	Date Issued	Required By
Appendix 3Y – Change of Director's Interest Notice: Paul Naude	24/11/2005	ASX
Form 605 Notice of ceasing to be a substantial shareholder: Jontex Pty Limited	21/11/2005	ASX
Appendix 3Y – Change of Director's Interest Notice: Gary Pemberton	21/11/2005	ASX
Appendix 3B – Exercise of Executive Options	18/11/2005	ASX
Billabong buys into beachculture	11/11/2005	ASX
Change of Share Registry Address	24/10/2005	ASX
Chairman's & CEO's address to the AGM	21/10/2005	ASX
Annual General Meeting Resolutions	21/10/2005	ASX
Appendix 3Y – Change of Director's Interest Notice: D. O'Neill	21/09/2005	ASX
Form 484 – Change to Company Details (pursuant to Annual Statement Review)	18/11/2005	ASIC
Form 484 – Change to Company Details – Share Issue	18/11/2005	ASIC
Form 484 – Change to Company Details – Share Issue	22/09/2005	ASIC
Form 484 – Change to Company Details – Share Issue	05/09/2005	ASIC
Form 484 – Change to Company Details – Share Issue	09/08/2005	ASIC

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BILLABONG INTERNATIONAL LIMITED**
ABN	**17 084 923 946**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Paul Naude
Date of last notice	29 March 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	18 November 2005 (50,000 shares) and 21 November 2005 (50,000 shares)
No. of securities held prior to change	2,064,512 (Paul Naude) 65,000 (Paul Naude – shares will vest after the three year performance period end date of 30 June 2007, provided the performance hurdles have been met) **2,129,512 TOTAL FULLY PAID ORDINARY SHARES** 16,667 Share Options* issued 23/8/2002, exercisable at $8.10 and expiring 23/8/2007. **16,667 TOTAL SHARE OPTIONS** *Share Options are exercisable in 3 equal tranches commencing 2 years, 3 years and 4 years after the contract issue date.
Class	Fully paid ordinary listed shares
Number acquired	N/A
Number disposed	100,000

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1,315,000
No. of securities held after change	1,964,512 (Paul Naude) 65,000 (Paul Naude – shares will vest after the three year performance period end date of 30 June 2007, provided the performance hurdles have been met) **2,029,512 TOTAL FULLY PAID ORDINARY SHARES** 16,667 Share Options* issued 23/8/2002, exercisable at $8.10 and expiring 23/8/2007. **16,667 TOTAL SHARE OPTIONS** *Share Options are exercisable in 3 equal tranches commencing 2 years, 3 years and 4 years after the contract issue date.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Form 605

Corporations Act 2001

Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme: Billabong International Limited

ACN/ARSN: 084 923 946

1. Details of substantial holder(1)

Name: Jontex Pty Limited

ACN/ARSN (if applicable): 085 398 992

The holder ceased to be a substantial holder on: 18/11/2005

The previous notice was given to the company on: 17/03/2005

The previous notice was dated: 17/03/2005

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate(3) in voting securities of the company or scheme, since the substantial holder was last required to provide a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change(5)	Class (6) and number of securities affected	Person's votes affected
18/11/05	Jontex Pty Limited & Gary Milton Pemberton	Share Disposal	$19,650,000	Ord Shares - 1,500,000	1,500,000

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable	Nature of association

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Jontex Pty Limited	Level 17, 1 Eagle Street. Brisbane, QLD 4000
Gary Milton Pemberton	c/- 1 Billabong Place, Burleigh Heads, QLD 4220

Signature

print name: Gary Milton Pemberton   capacity: Director

sign here: [signature]   date: 21/11/05

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(3) See the definition of "associate" in section 9 of the Corporations Act 2001.

(4) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(5) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6) The voting shares of a company constitute one class unless divided into separate classes.

(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ABN
Billabong International Limited	17 084 923 946

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Gary Milton Pemberton
Date of last notice	17 March 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	18 November 2005
No. of securities held prior to change	11,575,966 ordinary shares - Jontex Pty Ltd
Class	Fully paid ordinary listed shares
Number acquired	
Number disposed	1,500,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$19,650,000
No. of securities held after change	10,075,966 ordinary shares - Jontex Pty Ltd
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+See chapter 19 for defined terms.

Part 2 - Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Details of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BILLABONG INTERNATIONAL LIMITED

ABN

17 084 923 946

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	88,256
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Identical to existing quoted ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	40,821 @ $4.90 per share (a) 19,333 @ $8.10 per share (a) 15,061 @ $6.32 per share (b) 5,501 @ $7.99 per share (b) 7,540 @ $7.70 per share (b)
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	(a) Shares issued to executives pursuant to the exercise of vested options in accordance with the terms of the Executive Incentive Option Plan. (b) Shares issued on exercise of options granted to previous owners of Element pursuant to an agreement for acquisition of assets and a variation of licensing arrangements of the American based Element Skateboarding brand effective 1 July 2002. Trademarks, copyrights and intellectual property $25,289,000 Goodwill $1,000,000
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	18 November 2005

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	206,939,946	Ordinary
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	83,041	Options expiring 18 June 2006 exercisable at $4.90 (BBGAI)
		18,418	Options expiring 25 October 2006 exercisable at $7.42 (BBGAO)
		33,503	Options expiring 28 February 2007 exercisable at $9.39 (BBGAQ)
		290,009	Options expiring 23 August 2007 exercisable at $8.10 (BBGAS)
		14,150	Options expiring 10 August 2006 exercisable at $7.70 (BBGAU)
		30,033	Options expiring 10 August 2007 exercisable at $6.32 (BBGAW)
		38,408	Options expiring 10 August 2008 exercisable at $7.99 (BBGAX)
		23,921	Options expiring 10 August 2009 exercisable at $13.69 (BBGAY)
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Identical to existing quoted ordinary shares	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: CRAIG WHITE (Company secretary) Date: .18 November 2005

Print name: CRAIG WHITE

== == == == ==

+ See chapter 19 for defined terms.

11 November 2005

Billabong
International
Limited
ABN 17 084 923 946

1 Billabong Place
Burleigh Heads Q 4220
Australia
P O Box 283
Burleigh Heads Q 4220
Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

ASX ANNOUNCEMENT

Billabong International Limited buys into beachculture

Billabong International Limited today announced it has formed a joint venture arrangement with airport-based surfwear retailer beachculture.

The move will see the beachculture business transferred into a new company, which will be owned by existing beachculture owner John Brooks and Billabong.

While not material to the Billabong group, the transaction is expected to be immediately EPS accretive.

beachculture is a Sydney-based surfwear chain founded in 1993 as a specialist airport-based retailer. The joint venture agreement takes in 19 stores, with seven of those located in Sydney's domestic and international terminals.

Other airport locations include three in Melbourne, three in Brisbane, two in each of Perth and Cairns and one in Auckland.

All stores will continue to trade under the beachculture banner and will remain multi-branded retail outlets under the new ownership structure.

A new general manager will be appointed by the joint venture parties.

It is the intention of the joint venture to remain focused on airport retailing, both within and outside Australia.

Craig White
Company Secretary

ASIC registered agent number
lodging party or agent name ____ **Information Submitted Pursuant to Exchange Act Rule 12g3-2(b)(1)(i)**

office, level, building name or PO Box no

street number & name

suburb/city state/territory postcode

telephone ( )

facsimile ( )

DX number suburb/city

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

form **909**

Notification of
office at which register is kept

Corporations Act 2001
100(1)(d), 172, 271, 1302(4)
601CZC

company name **Billabong International Limited**

A.C.N. **084 923 946**

Details of Register

[X] Register of members
[ ] Register of options
[ ] Register of charges
[ ] Register of holders of debentures
[ ] Register of debenture holders for non-companies

Details of change

[ ] change from registered office — date of change d/m/y) / /
[ ] change from principal place of business — date of change d/m/y) / /
[X] change from other address — date of change d/m/y) 31 / 10 / 2005

Details of other address where changed from:

at the office of **Computershare Investor Services Pty Limited**
office, level, building name **Central Plaza One, Level 27**
street number & name **345 Queen Street**
suburb/city **BRISBANE** state/territory **QLD** postcode **4000**

New address

at the office of **Computershare Investor Services Pty Limited**
office, level, building name **CPA Building, Level 19**
street number & name **307 Queen Street**
suburb/city **BRISBANE** state/territory **QLD** postcode **4000**
Does the company occupy these premises? [ ] yes [X] no

If NO, name of occupier Computershare Investor Services Pty Limited

occupier's consent (Tick box to assent to statement required by subsection 100(1)(d))

[X] The occupier of the premises has consented in writing to the use of the new address as the place for keeping of the register and has not withdrawn that consent.

Signature

print name DEREK O'NEILL capacity DIRECTOR

sign here [signature] date 28 / 10 / 05

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form
Include
The time actually spent reading the instructions, working on the question and obtaining the information
The time spent by all employees in collecting and providing this information

hrs mins

Billabong International Limited
ABN 17 084 923 946

1 Billabong Place
Burleigh Heads Q 4220
Australia
P O Box 283
Burleigh Heads Q 4220
Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

STOCK EXCHANGE ANNOUNCEMENT

21 October 2005

CHAIRMAN'S ADDRESS TO THE ANNUAL GENERAL MEETING OF MEMBERS

It is a distinct pleasure and honour to be addressing you today as Chairman of Billabong International Limited. It is even more pleasing, especially for a rookie Chairman, to be reporting on such a stellar profit and dividend increase for the year just completed.

The overall result contributes further to shareholder wealth, taking compound annual earnings per share growth to 30.2% since the IPO in August 2000 and ensuring Billabong maintains its position well within the benchmark ASX 100 index.

Importantly, the 44.1% annual net profit after tax growth this past year was achieved with higher margins and has helped Billabong retain its status as one of the fastest growing and most profitable boardsports companies on a global basis. Indeed, Billabong has performed exceptionally well on all key indicators, with working capital increasing just 8.6%, well below the sales revenue growth of 25.0%, and net debt levels reducing 31.9% to take the debt to equity ratio to 10.1%. Such growth does not come without its challenges. In that respect, I acknowledge Billabong's sourcing, logistics and sales divisions which supported the exceptional growth, especially the very demanding first half net profit after tax growth of approximately 70%. That the staff managed the growth and kept the key ratios under excellent control is a tribute to the company's organisational capabilities.

Having achieved such exceptional profit growth in a single year, the Company now has a significantly higher base on which to deliver. For this reason I would counsel shareholders to look at last year's growth as being a very welcome aberration and future growth to be more in line with our general guidance of around 15% EPS growth annually. Achieving this on a consistent basis will see Billabong remain as one of Australia's best performing companies.

In light of this outstanding result it is very disappointing to read the article in this morning's Australian Financial Review alleging wrongdoing in relation to a so-called secret payment by Billabong International. Once again Billabong has been subjected to destabilizing allegations at a time when we are reporting to shareholders. For the benefit of all shareholders, let me put this matter into context. Just over two months ago, in early August, prior to the release of the annual result, anonymous allegations arose that Billabong International had made an undisclosed and unrecorded payment to Derek O'Neill shortly after the IPO in August 2000. That is five years ago while Derek was resident in Europe and well before he was appointed CEO and became a Director. Such allegations bear investigation and after a comprehensive enquiry, which included Billabong's Auditors and legal firm, the allegations were shown to be totally false. As a result of the enquiry your Directors concluded that if there were transactions between individuals then that is private business, and therefore not a matter for this meeting.

I can inform shareholders that Billabong International approached ASIC on this matter and meetings are ongoing. Your Directors are confident that they have reached the correct decision in this matter.

Now returning to the business of the meeting, shareholders will be aware that the company has been active on the acquisition front. This includes an expansion into retail and a move into footwear. Your CEO will report on these strategies in his address.

On matters of corporate governance, you will note in the Concise Annual Report that, with very minor exceptions, your company is compliant with the recommendations of the ASX Corporate Governance Council. The area where the company does not comply relates to the independence of non-executive directors Gary Pemberton and Gordon Merchant. As major shareholders, they are not considered independent but I think you would all agree that it is in the best interests of the company to retain their services considering their business and industry experience.

Additionally, you will note that the policy of all non-executive directors being members of all board committees has been continued, enhancing each board member's ability to fulfill their corporate governance obligations.

In relation to share trading, it was pleasing to see that the protocol developed by the board some years ago for senior managers and directors has functioned as planned. Under this policy, earlier this year a large tranche of shares was absorbed by the stock market in a seamless and non disruptive manner, demonstrating the effectiveness of strict compliance with the "Share Trading Policy".

Adherence to core brand integrity and values are very relevant drivers of shareholder value and underpin everything that the Billabong management seeks to achieve. On your behalf and that of the directors I would like to acknowledge the superior achievements of all staff and to thank them for their contribution to the maintenance of the company's core culture and its resultant impact on financial performance. I note also the appointment late last calendar year of Craig White as the CFO and later Company Secretary. I formally acknowledge and welcome him.

May I again thank you for your support of Billabong International Limited and your attendance today.

Ted Kunkel
Chairman

CHIEF EXECUTIVE OFFICER'S ADDRESS TO THE ANNUAL GENERAL MEETING OF MEMBERS

It has become somewhat of a tradition that each year we stand before you and report on a record profit. As you would be well aware, this year is no exception.

Billabong International had an outstanding performance in the 2004-05 financial year. Sales were up 25.0%, EBITDA up 38.8%, net profit after tax up 44.1% and the dividend was up from 26.5c per share to 38c per share. On any measure, it was an excellent year.

I indicated in this forum 12 months ago that we began the year with tremendous momentum. This was later demonstrated with an exceptional first half result built largely on the back of a very robust Australian retail market. Strong growth was also achieved through the year in the Americas – our largest market in terms of sales – and revenue passed the €100 million mark for the first time in Europe.

The Billabong brand remained the mainstay of the company, contributing approximately 70% of group revenue. It was well supported by skateboard brand Element, which has now taken its place as a major label in the global youth boardsports arena. Eyewear brand Von Zipper continued to show excellent growth, while Honolua Surf Company was launched as a separate wholesale brand in the USA during the period. In short, the organic growth from our existing brands was very pleasing indeed.

Billabong International successfully integrated several acquisitions through the 2004-05 year. Early in the period the company acquired the six-store Beachworks surf retail chain based in California and it has since grown to a more strongly performing ten-store network. Elsewhere in retail, the company opened both Billabong and Element licensed stores in New York's Times Square. These have boosted the profile of both brands in that market and, significantly, they have generated international inquiry from retailers keen to canvass our interest in retail partnerships in other premium destinations. Clearly, such select retail opportunities are a growing part of our business.

Billabong International made its first significant entry into the footwear market in the 2004-05 financial year through the acquisition of Kustom and its associated Palmers Surf business – both of which are actually based just around the corner from our international headquarters at Burleigh Heads. We see strong opportunities for Kustom to position itself globally as a focused surf shoe/sandal brand. We have also recently begun to show our new Element shoe range to retail accounts in our major regions and we are excited by the reaction we are receiving. We expect footwear to become an increasingly larger part of our group moving forward.

Marketing remains a key driver of our business and, as ever, our focus was fixed on maintaining the authenticity of our brands. We do this through marketing of athletes and events, exposure in boardsports publications, various in-store initiatives and, more recently, utilizing newer multimedia platforms as demonstrated through strategic partnerships with organisations such as MTV, Vodafone live! and Nickelodeon.

At a product level, Billabong International remains committed to the production of high-quality boardsports apparel and hardgoods. To give you an indication of the size of our task, generally our collections have a lifespan of only three to four months as we strive to deliver fresh and functional products to our account base as regularly and efficiently as possible. One of the great things about our market is that it never stands still. It is always evolving and Billabong International continues to enhance its operational efficiencies to ensure it remains responsive to this. I can assure you that some of the best product people in the boardsports industry work within Billabong International and it is the company's ongoing intention to provide them with a challenging and rewarding work environment. I thank our staff for their valued contribution to the company, particularly this past year.

When we issued the current year guidance in August, we indicated the Australian retail market had slowed, while the Americas had good momentum and Europe was showing improvement. This advice remains current. I do however note that Billabong International is coming off a large comparative base, particularly in Australia in the first half, and the retail market is much more subdued than 12 months ago. Regardless, we remain comfortable with the full-year forecast of 15% EPS growth.

Finally, I would like to thank directors and shareholders for their ongoing support. We remain committed to the continued delivery of consistent, long term shareholder returns.

Derek O'Neill
Chief Executive Officer

STOCK EXCHANGE ANNOUNCEMENT

21 October 2005

ANNUAL GENERAL MEETING RESOLUTIONS

Billabong International Limited
ABN 17 084 923 946

1 Billabong Place
Burleigh Heads Q 4220
Australia
P O Box 283
Burleigh Heads Q 4220
Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

Billabong International Limited wishes to advise that all resolutions on the Notice of Annual General Meeting were unanimously passed today on a show of hands at the Annual General Meeting of the Company.

In respect of each voted resolution, the proxy summary is as follows:

RESOLUTION 2 – RE-ELECTION OF MS MARGARET JACKSON

Proxies available to vote for the resolution:	146,023,107
Proxies available to vote against the resolution:	647,017
Proxies available with open vote (proxy's discretion):	527,324
Total number of proxy votes available to be exercised by all proxies validly appointed:	147,197,448
Proxies to abstain on the resolution:	1,884,597

RESOLUTION 3 – RE-ELECTION OF MR ALLAN McDONALD

Proxies available to vote for the resolution:	146,852,988
Proxies available to vote against the resolution:	402,182
Proxies available with open vote (proxy's discretion):	529,856
Total number of proxy votes available to be exercised by all proxies validly appointed:	147,785,026
Proxies to abstain on the resolution:	1,297,019

RESOLUTION 4 – REMUNERATION REPORT

Proxies available to vote for the resolution:	147,905,439
Proxies available to vote against the resolution:	531,740
Proxies available with open vote (proxy's discretion):	545,591
Total number of proxy votes available to be exercised by all proxies validly appointed:	148,982,770
Proxies to abstain on the resolution:	99,275

.../2

ANNUAL GENERAL MEETING RESOLUTIONS (cont'd)

RESOLUTION 5 – INCREASE IN AGGREGATE MAXIMUM AMOUNT OF NON-EXECUTIVE DIRECTORS' REMUNERATION

Proxies available to vote for the resolution:	91,141,855
Proxies available to vote against the resolution:	1,055,193
Proxies available with open vote (proxy's discretion):	291,402
Total number of proxy votes available to be exercised by all proxies validly appointed:	92,488,450
Proxies to abstain on the resolution:	80,452

RESOLUTION 6 – AWARD OF SHARES TO MR DEREK O'NEILL UNDER THE BILLABONG EXECUTIVE PERFORMANCE SHARE PLAN

Proxies available to vote for the resolution:	143,088,981
Proxies available to vote against the resolution:	4,149,380
Proxies available with open vote (proxy's discretion):	297,602
Total number of proxy votes available to be exercised by all proxies validly appointed:	147,535,963
Proxies to abstain on the resolution:	83,110

RESOLUTION 7 – AWARD OF SHARES TO MR PAUL NAUDE UNDER THE BILLABONG EXECUTIVE PERFORMANCE SHARE PLAN

Proxies available to vote for the resolution:	143,065,525
Proxies available to vote against the resolution:	4,172,868
Proxies available with open vote (proxy's discretion):	292,602
Total number of proxy votes available to be exercised by all proxies validly appointed:	147,530,995
Proxies to abstain on the resolution:	88,110

SPECIAL RESOLUTION 8 – REPEAL OF EXISTING CONSTITUTION AND ADOPTION OF A NEW CONSTITUTION

Proxies available to vote for the resolution:	147,834,575
Proxies available to vote against the resolution:	79,275
Proxies available with open vote (proxy's discretion):	551,011
Total number of proxy votes available to be exercised by all proxies validly appointed:	148,464,861
Proxies to abstain on the resolution:	332,176

Craig White
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BILLABONG INTERNATIONAL LIMITED**
ABN	**17 084 923 946**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Derek O'Neill
Date of last notice	29 March 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	16 September 2005
No. of securities held prior to change	469,049 (ANZ Nominees Limited) 427,299 (Derek O'Neill) 65,000 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2007, provided the performance hurdles have been met. **961,348 TOTAL FULLY PAID ORDINARY SHARES** 13,606 Share Options* issued 18/6/2001, exercisable at $4.90 and expiring 18/6/2006 16,667 Share Options* issued 23/8/2002, exercisable at $8.10 and expiring 23/8/2007 **30,273 TOTAL SHARE OPTIONS** *Share Options are exercisable in 3 equal tranches commencing 2 years, 3 years and 4 years after the contract issue date.
Class	Fully paid ordinary listed shares
Number acquired	21,939

Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	13,606 @ $4.90 per share 8,333 @ $8.10 per share
No. of securities held after change	469,049 (ANZ Nominees Limited) 449,238 (Derek O'Neill) 65,000 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2007, provided the performance hurdles have been met. **983,287 TOTAL FULLY PAID ORDINARY SHARES** 8,334 Share Options* issued 23/8/2002, exercisable at $8.10 and expiring 23/8/2007 **8,334 TOTAL SHARE OPTIONS** *Share Options are exercisable in 3 equal tranches commencing 2 years, 3 years and 4 years after the contract issue date.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of executive share options.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BILLABONG INTERNATIONAL LIMITED

ACN/ABN
084 923 946

Corporate key
56307463

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
CRAIG WHITE

ASIC registered agent number (if applicable)

Telephone number
07 5589 9805

Postal address
PO Box 283
BURLEIGH HEADS QLD 4220

Total number of pages including this cover sheet
4

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
CRAIG WHITE

Capacity
☐ Director
☒ Company secretary

Signature
Craig White

Date signed
1 8 / 1 1 / 0 5
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐ ☐ / ☐ ☐ / ☐ ☐
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. *Details of share classes not affected by the change are not required here.*

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		206,851,690	311,811,079	

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]
0 4 / 1 1 / 0 4

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☒ Yes
☐ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

SEE ANNEXURE 'A'

ACN/ARBN/ABN

Office, unit, level or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred

Date of change

[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by ...(number)	Shares decreased by ...(number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member(y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

[D D] / [M M] / [Y Y]

ANNEXURE 'A' **Section C4 - Top 20 as at Review Date**

Holder		Address	Earliest Date of Movement	Units held start 31/10/2004	Units held end 31/10/2005	Increase/ Decrease
ordon Merchant No. 2 Pty Limited		PO Box 525, Curumbin QLD 4223		42,413,003	42,413,003	0
P Morgan Nominees Australia Limited		Locked Bag 7, Sydney NSW 2001	1/11/2004	16,342,215	21,884,938	5,542,723
/estpac Custodian Nominees Limited		Level 1, 50 Pitt Street, Sydney NSW 2000	1/11/2004	24,149,065	21,307,189	-2,841,876
ational Nominees Limited		GPO Box 1406M, Melbourne VIC 3001	1/11/2004	20,263,013	21,247,266	984,253
NZ Nominees Limited Cash Income a/c		GPO Box 2842AA, Melbourne VIC 3001	2/05/2005	0	12,808,547	12,808,547
ontex Pty Limited		PO Box 471, Broadbeach QLD 4218	17/03/2005	12,575,966	11,575,966	-1,000,000
iticorp Nominees Pty Limited	<wsle geared shr fund>	GPO Box 764G Melbourne, VIC 3001	11/11/2004	3,561,163	5,870,263	2,309,100
ogent Nominees Pty Limited	<Cogent nominees p/l>	PO Box R209 Royal Exchange, NSW 1225	1/11/2004	5,139,736	3,778,917	-1,360,819
iticorp Nominees Pty Limited	<citicorp nominees p/l>	GPO Box 764G Melbourne, VIC 3001	1/11/2004	2,238,603	2,799,567	560,964
ogent Nominees Pty Limited	<SMP accounts>	PO Box R209 Royal Exchange, NSW 1225	1/11/2004	2,404,910	2,592,536	187,626
iticorp Nominees Pty Limited	<wsle imputation fund>	GPO Box 764G Melbourne, VIC 3001	5/11/2005	3,060,384	2,490,784	-569,600
MP Life Limited		PO Box R209, Royal Exchange NSW 1225	1/11/2004	3,773,171	2,292,104	-1,481,067
SM Pty Limited		PO Box 525, Curumbin QLD 4223		2,268,994	2,268,994	0
aul Naude		31072 Brooks Street, Laguna Beach California 92651 USA	22/03/2005	2,056,179	2,064,512	8,333
ueensland Investment Corp		c/- National Nominees, GPO Box 2242, Brisbane QLD 4000	5/11/2004	2,094,210	2,017,459	-76,751
uncorp Custodian Servcies Pty Limited		GPO Box 519, Brisbane, QLD 4000	4/10/2005		1,801,044	1,801,044
iticorp Nominees Pty Limited	<wsle aust share fund>	GPO Box 764G Melbourne, VIC 3001	8/03/2005	2,469,337	1,720,875	-748,462
iticorp Nominees Pty Limited	<CFS imputation fund>	GPO Box 764G Melbourne, VIC 3001	5/11/2004	1,945,251	1,659,456	-285,795
SBC Custodfy Nominees (Australia) Limited		GPO Box 5302, Sydney NSW 2001	1/11/2004	1,106,708	1,537,445	430,737
iticorp Nominees Pty Limited	<wsle industrial shr fund>	PO Box R209 Royal Exchange, NSW 1225	10/03/2005	1,921,350	1,361,797	-559,553

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BILLABONG INTERNATIONAL LIMITED

ACN/ABN
084 923 946

Corporate key
56307463

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
CRAIG WHITE

ASIC registered agent number (if applicable)

Telephone number
07 5589 9805

Postal address
PO BOX 283
BURLEIGH HEADS QLD 4220

Total number of pages including this cover sheet
2

Please provide an estimate of the time taken to complete this form.
 hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
CRAIG WHITE

Capacity
☐ Director
☒ Company secretary

Signature
Craig White

Date signed
1 8 / 1 1 / 0 5
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	40,821	$4.90	NIL
ORD	19,333	$8.10	NIL
ORD	15,061	$6.32	NIL
ORD	5,501	$7.99	NIL
ORD	7,540	$7.70	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

1 8 / 1 1 / 0 5
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☒ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		206,939,946	$312,364,896	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]
1 8 / 1 1 / 0 5

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☒ No

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BILLABONG INTERNATIONAL LIMITED

ACN/ABN
084 923 946

Corporate key
95813570

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
CRAIG WHITE

ASIC registered agent number (if applicable)

Telephone number
07 5589 9805

Postal address
PO BOX 283
BURLEIGH HEADS QLD 4220

Total number of pages including this cover sheet
2

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
CRAIG WHITE

Capacity
☐ Director
☒ Company secretary

Signature
Craig White

Date signed
22/09/05
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	197,632	$4.90	NIL
ORD	34,999	$8.10	NIL
ORD	1,833	$9.39	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

1 6 / 0 9 / 0 5
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☒ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		206,851,690	$311,811,079	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]
1 6 / 0 9 / 0 5

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☒ No

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BILLABONG INTERNATIONAL LIMITED

ACN/ABN
084 923 946

Corporate key
95813570

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
COLETTE PAULL

ASIC registered agent number (if applicable)

Telephone number
07 5589 9805

Postal address
PO BOX 283
BURLEIGH HEADS QLD 4220

Total number of pages including this cover sheet
2

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
COLETTE PAULL

Capacity
[X] Director
[ ] Company secretary

Signature
Colette Paull.

Date signed
0 5 / 0 9 / 0 5
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C **completion guide**

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1- Cancellation of shares	C2 – Issue of shares	C3 – Change to share structure table	C4 – Change to members register
Issue of shares				
☐ Proprietary company	Not required	√	√	√
Public company				
☐ if in response to the Annual *company statement*	Not required	√	√	√
☐ if not in response to the Annual company statement	Not required	√	Not required	Not required
Cancellation of shares				
☐ Proprietary company	√	Not required	√	√
Public company				
☐ if in response to the Annual company statement	√	Not required	√	√
☐ if not in response to the Annual company statement	√	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	√
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	√
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	√	√
Public company				
☐ if in response to the Annual company statement	Not required	Not required	√	√
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	√
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	√
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares – **S.254J**

- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction – **S.256A – S.256E**

- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. – **ss.257H(3)**

- ☐ Minimum holding buy-back by listed company
- ☐ *Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year* before the share buy-back can take place

☐ Forfeited shares – **S.258D**

Shares returned to a public company – **ss.258E(2) & (3)**

- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

[D D] / [M M] / [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	76,515	$4.90	NIL
ORD	32,664	$8.10	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

3 1 / 0 8 / 0 5
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☒ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	*Full title if not standard*	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		206,617,226	$310,541,979	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]
3 1 / 0 8 / 0 5

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BILLABONG INTERNATIONAL LIMITED

ACN/ABN
084 923 946

Corporate key
95813570

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
CRAIG WHITE

ASIC registered agent number (if applicable)

Telephone number
07 5589 9805

Postal address
PO BOX 283
BURLEIGH HEADS QLD 4220

Total number of pages including this cover sheet
2

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
CRAIG WHITE

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
0 9 / 0 8 / 0 5
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	5,736	$6.32	NIL
ORD	11,458	$7.70	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

0 9 / 0 8 / 0 5
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ ~~**Yes**~~
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☒ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		206,508,047	$309,902,477	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]
0 9 / 0 8 / 0 5

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No